June 8, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Station Place

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:	Ms. Barbara C. Jacobs
Mr. Jay Ingram
Mr. Jeff Werbitt
Ms. Celeste Murphy

Re:	Acxiom Corporation (“Acxiom”)
Preliminary Proxy Statement
Filed May 15, 2006 by VA Partners, LLC
File No. 0-13163

Ladies and Gentlemen:

On behalf of VA Partners, LLC (together with its affiliates participating in the proxy solicitation and named in the proxy statement, “VAC”), I enclose for filing with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), one copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Preliminary Proxy Statement. I also provide a marked copy of Amendment No. 1 herewith to expedite your review.

VAC has authorized me to provide the following responses to the comments raised in your letter dated May 24, 2006, from Barbara C. Jacobs, Assistant Director, to VA Partners, LLC, c/o Allison Bennington. The numbered paragraphs below correspond to the numbered paragraphs of your letter. For your convenience, the comments are included in this letter in bold face type and are followed by the applicable response.

Comment Letter Dated May 24, 2006

General

1.	We note that your proxy statement is required to disclose information that will be contained in the Acxiom Corporation proxy statement for the 2006 annual meeting. We presume that you will disclose this information in your proxy statement when it is available or rely upon Rule 14a-5(c) under the Exchange Act. Please note that we believe that reliance upon Rule 14a-5(c) before Acxiom distributes the information to stockholders would be inappropriate. If you intend to disseminate your proxy statement prior to the distribution of the Acxiom’s proxy statement, you must undertake to provide the omitted information to stockholders. Please confirm your understanding and advise as to your intent in this regard.

Ms. Barbara C. Jacobs

Mr. Jay Ingram

Mr. Jeff Werbitt

Ms. Celeste Murphy

June 8, 2006

VAC acknowledges and confirms its understanding of the Staff’s comment. VAC currently intends to disseminate its proxy statement prior to the distribution of Acxiom’s definitive proxy statement but after Acxiom files its preliminary proxy statement. Accordingly, VAC has revised the disclosure under the heading “Additional Information” on p. 18 to include the previously omitted information that is now available and will further amend the information upon Acxiom filing its preliminary proxy statement.

2.	Refer to the final paragraph on page 1. With respect to your use of the phrase “among other things” at the inception of the second sentence, provide a description of the “other things” that election of your nominees to the Acxiom board will accomplish.

VAC has deleted the reference to the “others things.”

3.	Clarify here what you mean by your use of the phrase “lack of management accountability.” We note the absence of any further discussion of this in the “Background and Reasons for the Solicitation.”

VAC has deleted the reference to the “lack of management accountability.”

Background and Reasons for the Solicitation, page 2

Why Change is Needed at Acxiom, page 2

4.	Please provide the basis for the statistical information provided on page 2 as it relates to the performance of Acxiom’s share price performance.

VAC has revised the disclosure to provide the basis for the statistical information relating to Acxiom’s share price performance. In addition, supporting documentation is enclosed.

5.	We note that you reference the statistics of “peer companies.” Please revise to disclose how you determined these “peer companies,” including any specific criteria used. To the extent that the named “peer companies” is an incomplete list, please explain why you have not disclosed the statistics for all “peer companies.”

VAC has revised the disclosure to explain how it determined the “peer companies” and to detail the specific criteria it used to make that determination. VAC determined the “peer companies” based on a list of twelve companies appearing on a slide entitled “Information Technology & Services Valuation Table” dated May 16, 2006, prepared by Stephens, Inc., Acxiom’s investment banking firm, which slide is enclosed. VAC has further revised the disclosure to include three “peer companies” that were previously excluded: CoStar Group, First American and TALX Corporation. VAC has not provided the statistics in the proxy statement for three of the “peer companies” appearing on the Stephens’ slide: Intersections, Lightbridge and First Advantage. VAC has excluded Intersections and Lightbridge because both companies have a market capitalization and an enterprise value that are significantly lower than the other named “peer companies.” The market capitalizations of Intersections and Lightbridge are $173.54 million and $315.65 million, respectively, and their enterprise values, $113.21 million and $224.31 million, respectively. By contrast, the market capitalizations and enterprise values for the other named “peer companies” are as follows:

	Market Capitalization	Enterprise Values
Acxiom:	$2.04 billion	$2.51 billion
Choicepoint:	$3.80 billion	$4.03 billion
CoStar Group:	$1.01 billion	$894.59 million
Dun and Bradstreet:	$4.85 billion	$4.93 billion
Equifax:	$4.64 billion	$5.17 billion
Fair-Isaac:	$2.34 billion	$2.37 billion
First American:	$4.05 billion	$3.53 billion
Information USA:	$570.87 million	$709.64 million
TALX Corporation:	$856.22 million	$978.03 million

Source: Yahoo! Finance, at http://finance.yahoo.com (last visited May 31, 2006).

Ms. Barbara C. Jacobs

Mr. Jay Ingram

Mr. Jeff Werbitt

Ms. Celeste Murphy

June 8, 2006

Additionally, VAC has excluded First Advantage because First Advantage did not begin trading until June 2003, whereas the other named “peer companies” have been trading for at least six years.

6.	On page 2, explain why you believe that “VAC’s two premium offers in June and October 2005 of $23.00 and $25.00 per share, respectively, to acquire all outstanding shares of Acxiom that it did not already own are primarily responsible for Acxiom’s share price remaining substantially over its price of $18.24 as of June 3, 2005.

VAC believes that VAC’s two premium offers are primarily responsible for Acxiom’s share price remaining substantially over its price of $18.24 as of June 3, 2005. As demonstrated by the enclosed graph, during the 12-month trailing period Acxiom’s share price increased substantially at the time when VAC made each of its premium offers. Unrelated third parties have stated that VAC’s offer was responsible for the price increases:

•	“I think to a certain extent, there’s a backstop on the price of your stock here, because his [Jeff Ubben’s/VAC’s] offer is out there. And it could probably be argued rather vehemently that your price might not be up there, had he not made the $23 offer and then increased it, basically bid against himself to increase it to $25. Your results are good and everything, but there’s a bit of a backstop because his offer is out there.”—Question from Rory Connor, analyst at Verity Capital Partners, during Acxiom’s earnings call on May 17, 2006.

•	“We reiterate our Peer Performance rating on [Acxiom] as valuation looks attractive at 7x EBITDA and interest in the stock could pick up between now and August. Balanced against this is the possibility that Acxiom could demonstrate an effective defense against ValueAct, which could deflate interest in the stock.”—Tim Nolan and Alexia S. Quadrani, analysts at Bear, Stearns & Co. Inc., in an equity research report dated May 17, 2006.

•	“Downside protection [for Acxiom] remains from lack of resolution on the ValueAct front.”—Larry Lee, Adam Mezan and Thatcher Thompson, analysts at CIBC World Markets in an equity research earnings update dated May 17, 2006.

•	“While the [Acxiom’s] improving fundamentals are enough to partially warrant the current multiple, we also think that investor speculation over a potential buy

Ms. Barbara C. Jacobs

Mr. Jay Ingram

Mr. Jeff Werbitt

Ms. Celeste Murphy

June 8, 2006

out of Acxiom by its largest shareholder, ValueAct Capital, has helped buoy the stock as well.”—Larry Lee and Thatcher Thompson, analysts at CIBC World Markets in an equity research earnings update dated January 25, 2006.

•	“[W]e believe the ongoing presence of activist shareholder ValueAct can continue to support [Acxiom’s] stock. . . . We believe ValueAct is effectively forcing Acxiom management to focus on its core business and deliver better financials, and these efforts will bear fruit in FQ3. We also believe ValueAct is committed to enacting a change in management, and will continue to press for board representation ahead of the August shareholder meeting. ValueAct could also potentially raise its bid from $25.”—Tim Nolan, Alexia S. Quadrani and Julia Choi, analysts at Bear, Stearns & Co. Inc., in an equity research report dated January 19, 2006.

Erratic Operating Record, page 3

7.	We note your reference to “misleading financial communications.” This disclosure implies that Acxiom knowingly disclosed incorrect financial information. Please avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without specific factual foundation. In this regard, it does not appear that your disclosure following the fourth bullet point on page 3 provides sufficient factual support for your statement. Refer to Rule 14a-9 under the Exchange Act.

VAC has revised the disclosure to use the phrase “lack of transparency in financial communications,” rather than the phrase “misleading financial communications.” VAC has further revised the disclosure to provide specific factual foundation for its reference to “lack of transparency in financial communications.” VAC believes the items identified in the revised disclosure provide a reasonable factual basis for VAC’s stated belief regarding Acxiom’s “lack of transparency in financial communications.”

8.	Please disclose where Acxiom “acknowledged in late 2004 that free cash flow figures from its Financial Roadmap excluded tens of millions of dollars of annual cash outflows related to capital leases and that the Roadmap’s ‘free cash’ figure did not reflect cash available for discretionary uses.”

VAC has revised the disclosure to specify that Acxiom acknowledged such matters during its earnings conference call on January 19, 2005, regarding third quarter results for 2005.

9.	Your disclosure allows for the inference that Stephen Patterson and Ann Die Hasselmo are unable to maintain board independence given Mr. Morgan’s and Acxiom’s contributions to Hendrix College. Please provide specific illustrations of this purported lack of independence. The generalized conclusions regarding the independence of these directors in light of the connection between Mr. Morgan and Acxiom to Hendrix College are not supported without further disclosure. Similar consideration should be given to the disclosure pertaining to director Mary Good and Acxiom’s contributions to the College of Information Science and Systems Engineering at the University of Arkansas – Little Rock.

Ms. Barbara C. Jacobs

Mr. Jay Ingram

Mr. Jeff Werbitt

Ms. Celeste Murphy

June 8, 2006

VAC has revised the disclosure to provide specific illustrations of why VAC believes Stephen Patterson, Ann Die Hasselmo and Mary Good lack such independence.

10.	Please provide a more descriptive analysis as to why you believe Mr. Durham’s membership at La Querencia prohibits him from maintaining independence.

VAC has revised the disclosure to provide a more descriptive analysis as to why VAC believes Mr. Durham’s membership at La Querencia demonstrates less independence on the part of Mr. Durham than that possessed by VAC’s nominees.

Mr. Morgan’s commingling of Personal/Family Finances with Those of Acxiom, page 3

11.	Please provide specific references to Acxiom’s proxy statements from fiscal 1999 through fiscal 2005 that “demonstrate that Mr. Morgan and his family benefit substantially, at the expense of Acxiom stockholders.” Please generally avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9 under the Exchange Act. Revise your disclosure accordingly.

VAC has revised the disclosure to delete the phrase “at the expense of Acxiom stockholders” and to provide specific references to Acxiom’s proxy statements from fiscal 1999 through fiscal 2005 that “demonstrate that Mr. Morgan and his family benefit substantially from Mr. Morgan’s position as Acxiom’s Chairman and CEO.” VAC believes the items identified in the revised disclosure provide a reasonable factual basis for VAC’s stated belief regarding the substantial benefits to Mr. Morgan and his family.

Why VAC’s Nominees Will be Better Able to Effect Change Than The Incumbents, page 4

12.	Expand the disclosure relating to the impact Acxiom’s charter and current board have on “corporate democracy.” Also, identify the “burdens” you reference. Your revised disclosure should provide factual foundation in support of the “burdens” that have been “imposed on the exercise of corporate democracy of the Company.

VAC has revised the disclosure to expand the disclosure relating to the impact that Acxiom’s charter and current board have on “corporate democracy” and to identify the “burdens” that VAC references. Additionally, VAC has revised the disclosure to provide factual foundation in support of the “burdens” that have been “imposed on the exercise of corporate democracy of the Company.”

13.	Disclosure indicates that Messrs. Ubben, Andreozzi, and Lawrie “possess a genuine independence.” Define your use of the term “independence.” Is this the definition as applied by the standards of the NASD? Also, your disclosure should address the use of the term “independence” throughout your proxy statement.

VAC has revised the disclosure to include the phrase “possess a greater level of independence,” rather than the phrase “possess a genuine independence.” Because Acxiom is a NASDAQ listed company, it is required to comply with NASD’s definition of the term “independence,” which states that an “independent director” is “a person other than an officer or employee of the company or its subsidiaries or

Ms. Barbara C. Jacobs

Mr. Jay Ingram

Mr. Jeff Werbitt

Ms. Celeste Murphy

June 8, 2006

any other individual having a relationship which, in the opinion of the company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.”

Although several of Acxiom’s directors technically satisfy NASD’s “independence” definition, VAC believes that NASD’s definition is an unnecessarily low standard and that Acxiom’s Board should comply with a higher standard similar to those set forth by The New York Stock Exchange (“NYSE”) and Institutional Shareholder Services (“ISS”). For example, the NYSE requires a board to determine affirmatively that an independent director has no “material relationship” with the company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). The NYSE suggests that “when assessing the materiality of a director’s relationship with the listed company, the board should consider the issue not merely from the standpoint of the director, but also from that of persons or organizations with which the director has an affiliation. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others.” ISS’s definition of “independence” goes beyond the definition of both the NASD and the NYSE. According to ISS, to be deemed independent, a director must have “no connection to the company other than a board seat.”

As a shareholder with no other professional or personal ties to Acxiom’s board members, VAC believes that its slate of directors can exercise a greater level of independent judgment in fulfilling the responsibilities associated with the position of director and would satisfy a more stringent independence standard, similar to those set forth by the NYSE and ISS. Accordingly, VAC has made corresponding revisions to its use of the term “independence” throughout the proxy statement.

The Proposal, page 5

General Information, page 5

14.	We note your reference to “an unlawful manipulation of Acxiom corporate machinery.” Please revise to support your belief. As we note above, please avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9 under the Exchange Act.

VAC has revised the referenced disclosure to state VAC’s position without using the phrase “an unlawful manipulation of Acxiom corporate machinery.”

Solicitation of Proxies, page 10

15.

We note that you may employ various methods to solicit proxies, including telephone, facsimile, telegram, and the Internet. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding. In addition, with respect to proxies being solicited via the Internet, tell us whether this will be accomplished through postings in Internet chat rooms or postings on

Ms. Barbara C. Jacobs

Mr. Jay Ingram

Mr. Jeff Werbitt

Ms. Celeste Murphy

June 8, 2006

web sites. Refer to Item N.17 of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, which can be found on our Web site at www.sec.gov.

VAC acknowledges and confirms its understanding of the Staff’s comment. Additionally, other than the posting of publicly available information on a website to be created by VAC in connection with its proxy solicitation, VAC informs the Staff that proxies will not be solicited via the Internet, and that Automatic Data Processing, Inc. will utilize the Internet for proxy process management relating to brokers, retail customers and beneficial owners.

16.	We note that the entire expense of preparing, assembling, printing, and mailing of this Proxy Statement and related materials will be borne by VAC. Please confirm that the VAC will not seek reimbursement from the company for costs of this solicitation and that you will not submit this subject matter to a vote of security holders. See Item 4 (b)(5) of Schedule 14A.

VAC has disclosed under the heading “Certain Information Concerning the Participants” on page 12 of its preliminary proxy statement filed on May 15, 2006, that it intends to seek reimbursement of all expenses that it incurs in connection with the proxy solicitation and that it does not intend to submit the question of reimbursement to a vote of Acxiom’s security holders.

In response to the Staff’s comment, VAC has moved such disclosure forward so it is now under the heading “Solicitation of Proxies” on page 10 and has revised such disclosure so that it specifies as follows: “In the event that VAC’s nominees are elected to the Acxiom Board, VAC currently intends to seek reimbursement of such expenses from Acxiom and does not intend to submit such reimbursement to a vote of Acxiom’s stockholders.”

Additional Information, page 13

17.	Please advise us as to whether or not you plan to revise your proxy card and the disclosure in your proxy statement to address any other matters that will be presented by Acxiom in its 2006 proxy statement that has yet to be filed. To the extent that VAC does not intend to afford stockholders an opportunity to vote for any of the other matters, please revise to state specifically that stockholders executing VAC’s proxy card will effectively be precluded from voting for the other matters contemplated in Acxiom’s proxy statement. If you do not agree that stockholders would be so disenfranchised, provide us with state law authority that would support a conclusion that stockholders could validly execute the proxy card of VAC and Acxiom.

VAC advises the Staff that its plans to revise its proxy card and the disclosure in its proxy statement to address any other matters that will be presented by Acxiom in its 2006 proxy statement that has yet to be filed.

VAC hereby acknowledges that: VAC is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and VAC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Ms. Barbara C. Jacobs

Mr. Jay Ingram

Mr. Jeff Werbitt

Ms. Celeste Murphy

June 8, 2006

If you have any questions regarding this filing, please contact the undersigned at (415) 362-3700 or Christopher G. Karras of Dechert LLP at (215) 994-2412.

Very truly yours,

VA PARTNERS, LLC

By:	/s/ Allison Bennington
Name: Allison Bennington
Title: General Counsel

Enclosures

cc:	Christopher G. Karras, Dechert LLP